SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION  15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION  15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission file number 0-23181

PAULA FINANCIAL AND SUBSIDIARIES

401(K) RETIREMENT SAVINGS PLAN

(Full title of Plan)

PAULA FINANCIAL
87 E. Green Street, Suite 206
Pasadena, CA 91105
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedule and Exhibits

Item

Report of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H Item 4(i)- Schedule of Assets (Held at End of Year)

Signatures

Exhibit 23.1 - Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm

The Administrative Committee
PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Stonefield Josephson, Inc.
Los Angeles, California
June 27, 2006

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan as of December 31, 2004. The statement of net assets is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
June 15, 2005

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at fair value	$9,234,030	$10,141,677

Receivables:
Employer’s contribution	-	6,049
Participants’ contributions	-	19,599
	-	25,648

Net assets available for benefits	$9,234,030	$10,167,325

See accompanying notes.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$172,614
Interest and dividends	151,001
323,615

Contributions:
Participants	436,324
Employer	139,427
Rollover	13,625
589,376
Total additions	912,991

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,771,423
Loan notes distributed	59,746
Participant maintenance expenses	15,117
Total deductions	1,846,286

Net decrease	(933,295)
Net assets available for benefits:
Beginning of year	10,167,325
End of year	$9,234,030

See accompanying notes.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements

1. Plan Description

The following description of the PAULA Financial and Subsidiaries 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan was created effective January 1, 1987. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary defined contribution retirement savings plan which qualifies as a salary deferral plan under Section 401(k) of the Internal Revenue Code and is sponsored by PAULA Financial on behalf of itself and its various subsidiaries (the Company). The Plan offers tax deferrals, payroll deductions and several options for investing. The Plan is administered by a committee, whose members serve at the discretion of the Company’s Board of Directors. The committee is responsible for all matters including, but not limited to, eligibility, rights to benefits and interpreting Plan documents. The custodian of Plan assets is Prudential Retirement Ins. (“Prudential”). Prudential also acts as the recordkeeper for the individual participant accounts.

Eligibility

The Plan covers all eligible employees of the Company provided they have attained age 21. Employees can begin contributions on the first day of the calendar quarter following date of hire. Company matching begins after one year of eligible service.

Participant Accounts

Separate accounts are established and maintained for each participant. Prudential provides the Plan participants with individual investment options. Participants elect how to allocate their contributions among the funds and can change their allocations at any time. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

Participants
Participants in the Plan may contribute from 1% to 17% of their compensation (as defined by the Plan), limited to the maximum amount allowable by the Internal Revenue Code, which was $14,000 in 2005. Participants may suspend contributions or change their account balances among investment options at any time. Participants can only resume previously suspended contributions at the beginning of each fiscal quarter.

Employer Matching
The Company provides a matching contribution of $0.50 per $1.00 contributed per pay period up to the first 6% of the eligible compensation.

Rollovers
With the plan administrator’s approval, distributions from other qualified plans can be deposited into a rollover account in the Plan.

Vesting

Participants become immediately vested in both their voluntary tax-deferred contributions and the Company matching contributions.

Benefits

Upon retirement, attaining age 59½, termination, death, permanent disability or proven financial hardship, participants or their beneficiaries are entitled to receive their vested benefits.

The Plan has an early retirement provision which entitles participants to receive their vested benefits at age 55 if the participant has 25 years of service.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

Participant’s may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000, or 50% of the participant’s vested account balance at the date of the loan. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus .5%. The loans are secured by the pledge of the participant’s interest in the Plan. Starting in 2004, participants must pay off outstanding loan balances when they leave the Company. Previously, participants could either pay off outstanding loan balances when they left the Company or continue to make loan repayments after termination. The trustee has established a loan fund for recording loan activities.

Administrative and Participant Maintenance Expenses

Administrative expenses relating specifically to the Plan for maintenance, valuation and distribution of participants’ account balances, trustee fees, and other expenses relating to outside services provided to the Plan are paid by the Company. Additionally, general administrative expenses incurred by the Plan, such as salary and office space costs, are absorbed by the Company. Participant maintenance expenses are expenses specifically related to participant accounts and are deducted from the participant account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in guaranteed income accounts, pooled separate accounts and common stock. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments are reported at fair value. The pooled separate accounts are valued at the net asset value of the underlying assets of the accounts. The guaranteed income accounts are valued at cost which approximates fair value. Loans to participants are valued at the amount of unpaid principal, which approximates fair value.

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2005	2004

Guaranteed Income	$3,078,678	$3,317,122
American Century Ultra Account	657,384	755,097
Paula Financial Common Stock	1,114,516	1,747,063
S&P 500® Index	861,668	843,467
Victory Diversified Stock	584,676	584,041

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts	$294,772
Common stock	(122,158)
$172,614

4. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service dated July 28, 2004, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their balance as of the date of liquidation.

6. Party-In-Interest Transactions

The records of the Plan indicate no party-in-interest transactions for the Plan year ended December 31, 2005 which are prohibited by ERISA Sections 406 and 407, and for which no statutory or administrative exemption exists.

7. Subsequent Events

Effective March 16, 2006, the Plan changed its custodian and recordkeeper from Prudential to Transamerica Insurance.

In January 2006, a participant defaulted on two outstanding loans. The first loan had an original principal balance of $13,300, an interest rate of 4.5%, and was due September 30, 2008. At the time of default the loan had an outstanding principal balance of $8,443. The second loan had an original principal balance of $16,800, an interest rate of 5.25%, and was due April 15, 2007. At the time of default the loan had an outstanding principal balance of $5,803. The loan defaults were covered by the participant’s interest in the Plan.

PAULA Financial and Subsidiaries
401(k) Retirement Savings Plan

EIN 95-4640368 Plan Number 002

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

* Prudential Retirement Ins.	Guaranteed Income	$ 3,078,678
* Prudential Retirement Ins.	Balanced I/Wellington Management **	337,675
* Prudential Retirement Ins.	American Century Ultra Account **	657,384
* Prudential Retirement Ins.	Credit Suisse Mid Cap Growth **	363,690
* PAULA Financial	Paula Financial Common Stock	1,114,516
* Prudential Retirement Ins.	Lifetime 20 **	248,187
* Prudential Retirement Ins.	Lifetime 40 **	161,480
* Prudential Retirement Ins.	S&P 500® Index **	861,668
* Prudential Retirement Ins.	Lifetime 30 **	1,364
* Prudential Retirement Ins.	Lifetime 50 **	335,510
* Prudential Retirement Ins.	Lifetime 60 **	103,808
* Prudential Retirement Ins.	Large Cap Value/Wellington Management **	125,638
* Prudential Retirement Ins.	Mid Cap Value/Wellington Management **	298,070
* Prudential Retirement Ins.	Small Cap Value/TCW Fund **	230,803
* Prudential Retirement Ins.	Small Cap Growth/Times Square **	85,293
* Prudential Retirement Ins.	Core Bond **	91,429
* Prudential Retirement Ins.	Victory Diversified Stock **	584,676
* Prudential Retirement Ins.	Mid Cap Growth/Artisan Partners **	8,757
* Prudential Retirement Ins.	Oppenheimer Global **	394,885
* Prudential Retirement Ins.	International Equity/Julius Baer **	8,536
* Outstanding Participant Loans	4.50% - 9.50%	141,983
	Total	$ 9,234,030

* Represents a party-in-interest as defined by ERISA.
** Represents a pooled separate account.

Note: Cost information has been omitted as these investments are entirely participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2006	PAULA FINANCIAL AND SUBSIDIARIES
401(K) RETIREMENT SAVINGS PLAN

By: /s/ Deborah S. Maddocks
Vice President - Finance